                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Tim Hortons, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    88706M103
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

The original filing done for year end 12/31/06 was done in error. We are amending the original filing to show the true position at year end which was a total of 9,257,466 shares or 4.83% of the total shares outstanding.

                                  SCHEDULE 13G

CUSIP No. 88706M103

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     AMVESCAP PLC
        AIM Advisors, Inc.
        AIM Capital Management, Inc.
        AIM Funds Management, Inc.
        Atlantic Trust Company, N.A.
        INVESCO Asset Management Deutschland GmbH
        PowerShares Capital Management LLC

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2.   Check the Appropriate Box if a Member of a Group (see Instructions)

     (a)  [ ]
     (b)  [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization
     AMVESCAP PLC: England
        AIM Advisors, Inc.: United States
        AIM Capital Management, Inc.: United States
        AIM Funds Management, Inc.: Canada
        Atlantic Trust Company, N.A.: United States
        INVESCO Asset Management Deutschland GmbH: Germany
        PowerShares Capital Management LLC: United States

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               5. Sole Voting Power 9,257,466: Such shares are held by the following entities in the respective amounts listed:
                       AIM Advisors, Inc.: 434,600
                       AIM Capital Management, Inc.: 198,100
                       AIM Funds Management, Inc.: 8,614,442
                       Atlantic Trust Company, N.A.: 1,940
                       INVESCO Asset Management Deutschland GmbH: 4,892 PowerShares Capital Management LLC: 3,492

               -----------------------------------------------------------------
  Number of
   Shares      6.   Shared Voting Power
Beneficially
    Owned           -0-
   by each
  Reporting    -----------------------------------------------------------------
 Person With
               7.   Sole Dispositive Power 9,257,466: Such shares are held by
                    the following entities in the respective amounts listed:
                       AIM Advisors, Inc.: 434,600
                       AIM Capital Management, Inc.: 198,100
                       AIM Funds Management, Inc.: 8,614,442
                       Atlantic Trust Company, N.A.: 1,940
                       INVESCO Asset Management Deutschland GmbH: 4,892 PowerShares Capital Management LLC: 3,492

               -----------------------------------------------------------------

               8.   Shared Dispositive Power

                    -0-

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,257,466

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     N/A

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11.  Percent of Class Represented by Amount in Row (9)

     4.83%

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12.  Type of Reporting Person (See Instructions)

     IA, HC. See Items 2 and 3 of this statement.

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                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:
                  Tim Hortons, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                     874 Sinclair Road
                     Oakville, ON L6 2Y1

Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release
                  No. 34-39538 (January 12, 1998), this statement on Schedule
                  13G or amendment thereto is being filed by AMVESCAP PLC
                  ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement.
                  AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England

Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.

Item 2(d)         Title of Class of Securities:
                  Common Stock, $.001 par value per share

Item 2(e)         CUSIP Number:
                  88706M103

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (e)   [x]   An investment adviser in accordance with section
                  240.13d-1(b)(1)(ii)(E)

      (g)   [x]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section
                  203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:
                  N/A

Item 7            Identification and Classification of the Subsidiary Which
                  Acquired the Security Being reported on By the Parent Holding
                  Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8            Identification and Classification of Members of the Group:
                  N/A

Item 9            Notice of Dissolution of a Group:
                  N/A

Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        05/10/2007
                                        Date

                                        AMVESCAP PLC


                                        By: /s/ Lisa Brinkley
                                            ------------------------------------
                                            Lisa Brinkley
                                            Global Compliance Director